Exhibit 12.1

ELIZABETH ARDEN, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended June 30,
	2006	2007	2008	2009	2010
Earnings, as defined:
Net income (loss)	$32,794	$37,334	$19,901	$(6,163)	$19,533
Income taxes	11,281	7,474	1,534	(8,316)	3,293
Fixed charges, as defined below	28,257	35,073	34,485	31,727	28,617

Total earnings, as defined below	$72,332	$79,881	$55,920	$17,248	$51,443

Fixed charges, as defined below	$28,257	$35,073	$34,485	$31,727	$28,617

Ratio of earnings to fixed charges(1)	2.56	2.28	1.62	0.54	1.80

The Company’s consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations, taxes, and fixed charges. Fixed charges include interest, amortization of debt expense, discount on premium relating to indebtedness and one-third of rental expense.

(1)	For the fiscal year ended June 30, 2009, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $14.5 million were necessary for the fiscal year ended June 30, 2009 to provide a one-to-one coverage ratio.